December 18, 2018

Jennifer L. Good
President and Chief Executive Officer
Trevi Therapeutics, Inc.
195 Church Street, 14th Floor
New Haven, CT 06510

       Re: Trevi Therapeutics, Inc.
           Draft Registration Statement on Form S-1
           Submitted November 19, 2018
           CIK No. 0001563880

Dear Ms. Good:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on November 19, 2018

Prospectus Summary
Overview, page 1

1. We note your disclosure on page 3 and elsewhere that you will need to conduct an additional Phase 3 trial to support a new drug application for nalbuphine ER for the treatment of prurigo nodularis. Please remove references here and throughout your registration statement, including in your pipeline development chart, to your ongoing
       Phase 2b/3 PRISM trial as "pivotal" as this characterization is premature and inappropriate for you to make.
 Jennifer L. Good
FirstName LastNameJennifer L. Good
Trevi Therapeutics, Inc.
Comapany18, 2018
December NameTrevi Therapeutics, Inc.
December 18, 2018 Page 2
Page 2
FirstName LastName
2. Please remove from your pipeline development chart the clinical program for uremic pruritus as you are not actively developing nalbuphine ER for this indication, as stated on page 3. Please also amend your disclosure to shorten the arrows corresponding to "Other
         Neurobiologically Mediated Conditions" to denote that you have not yet commenced
         Phase 2 clinical trials. To the extent the dotted lines are intended to denote that the trials have not started, please revise to make this clear. Additionally, we note your disclosure on page 96 that you intend to initiate a Phase 2a clinical trial to evaluate the safety of nalbuphine ER in patients with IPF. Please add disclosure to the chart to make it clear that the purpose of the Phase 2a trial will be to evaluate safety.
Our Strengths, page 3

3. Please revise your disclosure to make it clear that you are not actively developing nalbuphine ER for the treatment of uremic pruritis or remove the reference to "two serious chronic pruritis indications" and the statement that nalbuphine ER has demonstrated statistically significant improvements in patients with uremic pruritus. Additionally, please expand your disclosure to indicate that your observations to date for the treatment of prurigo nodularis are based in part on post hoc analyses due to the limited number of patients who completed treatment in your Phase 2 trial, as discussed on page 93.
4. Given that you have one product candidate in development, please tell us why you believe it is appropriate to state that you have a "broad" clinical pipeline. Alternatively, please remove this disclosure.
5. We note your disclosure that nalbuphine has an established efficacy and safety profile, and that nalbuphine has been shown to be well-tolerated with a favorable safety profile.
         You further state that nalbuphine's mechanism of action mitigates the risk of abuse associated with -opioid agonists because it blocks the -opioid receptor. Please place this selected disclosure in its full and proper context by expanding your disclosure to discuss the following:

             your planned human abuse liability (HAL) study, as discussed on page 21;
             the risk of psychiatric side effects associated with k-opioid receptor agonists, as referenced on page 20; and
             the risk of withdrawal effects, respiratory depression, cardiac and endocrine side effects.
6. Please balance your disclosure in this section with a discussion of the challenges you face in successfully commercializing nalbuphine ER, such as labeling and distribution restrictions applicable to similar drugs, as discussed on page 20, and regulatory risk that your sole product candidate may be classified as a controlled substance, as discussed on page 21.
 Jennifer L. Good
FirstName LastNameJennifer L. Good
Trevi Therapeutics, Inc.
Comapany18, 2018
December NameTrevi Therapeutics, Inc.
December 18, 2018 Page 3
Page 3
FirstName LastName
Risks Associated with our Business, page 5

7. Please expand your disclosure in the eighth bullet point to discuss the difficulties you may face in recruiting and retaining sufficient patients in your clinical trials, as discussed on page 18. Additionally, please expand your disclosure to state that you do not own or exclusively license any composition of matters patents for your sole product candidate.
Implications of Being an Emerging Growth Company, page 6

8. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors
Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum...., page 62

9. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action"
         and federal district courts for any claims arising under the Securities Act of 1933, as amended. Please disclose whether this provision applies to actions arising under the
         Securities Exchange Act of 1934, as amended. Also ensure that the exclusive forum provision in your proposed organizational documents states this clearly. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
Use of Proceeds, page 66

10. It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of nalbuphine ER through regulatory approval and commercialization.
         Please indicate how far the proceeds from the offering will allow you to proceed with the continued development of your product candidate, and disclose the sources of other funds needed to reach regulatory approval and commercialization for nalbuphine ER. Refer to
         Instruction 3 to Item 504 of Regulation S-K.


11. Please revise the second bullet point to specify the indications that comprise the "other serious neurologically mediated conditions" you mention here and the amount(s) to be allocated to each indication.
 Jennifer L. Good
FirstName LastNameJennifer L. Good
Trevi Therapeutics, Inc.
Comapany18, 2018
December NameTrevi Therapeutics, Inc.
December 18, 2018 Page 4
Page 4
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Expenses
Research and Development Expenses, page 78

12. You indicate on page 76 that all of your research and development expenses consist of expenses incurred in connection with the development of nalbuphine ER. You also indicate therein that you do not allocate costs by each indication for which you are developing nalbuphine ER. Please consider quantifying in a table for each period presented the amount of costs incurred for internal costs versus external costs and providing further breakout of those types of costs. For example, further breakout for internal costs could include by nature(i.e. certain payroll and personnel costs, stock-based compensation) and a breakout for external costs could include costs incurred by indication or, if not available, by nature (i.e. consulting costs, contract manufacturing costs and fees paid to clinical research organizations).
Critical Accounting Policies and Use of Estimates
Stock-Based Compensation Expense
Common Stock Valuations, page 86

13. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business
Nalbuphine ER, page 98

14. As you have not yet secured marketing approval for nalbuphine ER, it is inappropriate for you to state your conclusion that the established efficacy and safety profile of nalbuphine and clinical results to date indicate a "favorable safety and tolerability profile." The determination whether a product candidate is safe is within the sole authority of the U.S.
         Food and Drug Administration and comparable regulatory bodies and is based on results observed in all phases of clinical trials. Therefore, please revise your disclosure to remove this statement.
Prurigo Nodularis Program
Phase 2 Clinical Trial
Safety Results, page 102

15. We note your disclosure that no serious adverse events (SAEs) in your Phase 2 trial were assessed as definitely, probably or possibly related to nalbuphine ER. Please expand your
 Jennifer L. Good
Trevi Therapeutics, Inc.
December 18, 2018
Page 5
       disclosure to include all SAEs, irrespective of whether the investigator determined such
       SAEs were treatment-related. Add similar disclosure where you discuss the safety results of your Phase 2b/3 clinical trial for the treatment of uremic pruritus on page 107.
General

16. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
       Please note that we may have comments regarding this material.



       You may contact Keira Nakada at 202-551-3659 or Jim Rosenberg at 202-551-3679 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameJennifer L. Good
                                                             Division of
Corporation Finance
Comapany NameTrevi Therapeutics, Inc.
                                                             Office of
Healthcare & Insurance
December 18, 2018 Page 5
cc:       Stuart M. Falber, Esq.
FirstName LastName